November 1, 2024

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-8626

Re:	Equalize Community Development Fund (the “Fund”)

File Nos.: 333-190432 and 811-22875

Dear Mr. Ellington:

This letter responds to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission on October 31, 2024, regarding the Staff’s recent Sarbanes-Oxley review of the Fund’s annual report on Form N-CEN for the fiscal year ended June 30, 2024, as filed on September 9, 2024.

For your convenience, the Staff’s comment has been reproduced with the Fund’s response following the comment.

Form N-CEN – Response to Item D.10 (Market Price)

Staff Comment: Since the Fund is organized as a registered closed-end management investment company operating as an “interval fund” and its shares are not listed for trading on any national securities exchange, the Fund’s response to Item D.10 in Form N-CEN should be reflected as “N/A.” Please update in future filings.

Response: The Fund undertakes to make the requested disclosure in future filings.

If you have any questions regarding these responses, please contact the undersigned at (414) 287-9338.

Very truly yours,
Godfrey & Kahn, S.C.
/s/ Christopher M. Cahlamer
Christopher M. Cahlamer